FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

5 April 2024

HSBC HOLDINGS PLC
DIRECTOR DECLARATION

In accordance with UK Listing Rule 9.6.14 R(2), HSBC Holdings plc ('HSBC') confirms that Rachel Duan, a non-executive Director of HSBC, has been nominated as a non-executive Director of Kering SA with effect from 25 April 2024, subject to shareholder approval at Kering's AGM on the same day.

If approved by Kering shareholders, the appointment will temporarily result in Rachel holding five directorships, with HSBC remaining her main commitment. Rachel has confirmed that she will be stepping down from one of her other listed positions by the end of 2024.

In authorising this appointment, the Board reviewed the total time commitment expected of Ms Duan across all roles. The Board remains comfortable that Ms Duan retains sufficient capacity to fulfil her duties to HSBC effectively during this period. Since joining the Board in September 2021, Ms Duan has attended all scheduled Board meetings of the HSBC Board of Directors.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Investor enquiries to:
Neil Sankoff                         +44 (0) 20 7991 5072         investorrelations@hsbc.com
Yafei Tian                              +852 2899 8909                 yafei.tian@hsbc.com.hk

Media enquiries to:
HSBC press office              +44 (0) 20 79918096            pressoffice@hsbc.com

Notes to editors:
The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Edward Tucker*, Noel Paul Quinn, Geraldine Joyce Buckingham†, Rachel Duan†, Georges Bahjat Elhedery, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson†, David Thomas Nish† and Swee Lian Teo†.

* Non-executive Group Chairman
† Independent non-executive Director

HSBC Holdings plc, the parent company of the HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$3,039bn at 31 December 2023, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 5 April 2024